Exhibit 99.1

InterOil’s value-enhancing transaction with ExxonMobil

January 2017

Legal notice

Forward looking statements

This document includes “forward-looking statements”. All statements, other than statements of historical facts, included in this document are forward-looking statements. These statements are based on the current beliefs of InterOil Corporation (“InterOil”) and Exxon Mobil Corporation (“ExxonMobil”), as well as assumptions made by, and information currently available to InterOil and ExxonMobil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil and ExxonMobil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil’s agreement with ExxonMobil and the ability to realize the anticipated benefits, the ability to complete the transaction, either on the anticipated timeline or at all, the ability to obtain required shareholder and court approvals for the transaction, business disruptions relating from the transaction, the outcome of any legal proceeding relating to the transaction, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the interim resource certification and related certification payment under the Share Purchase Agreement between subsidiaries of Total S.A. and InterOil, the timing and quantum of the contingent resource payment from escrow, the costs and break-even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work-overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil’s and ExxonMobil’s publicly available filings, including but not limited to those in InterOil’s Information Circular dated January 13, 2017 (the “Information Circular”), InterOil’s annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and ExxonMobil’s annual report for the year ended December 31, 2015 on Form 10-K.

InterOil and ExxonMobil disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal disclaimer

None of the securities anticipated to be issued pursuant to the proposed transaction with ExxonMobil have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities. There can be no assurance that the transaction will occur. The proposed transaction is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. Further details regarding the terms of the transaction are set out in the Amended and Restated Arrangement Agreement between InterOil and ExxonMobil dated effective July 21, 2016 and in the Information Circular, each of which is available under the profile of InterOil Corporation at www.sedar.com.

Oil and gas information

It should be noted that InterOil has no production or reserves or future net revenue as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) or under definitions established by the SEC.

Trillion cubic feet equivalent (Tcfe) may be misleading, particularly if used in isolation. A Tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Well test results should be considered as preliminary and not necessarily indicative of long-term performance or of ultimate recovery. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery.

Legal notice (cont’d)

This presentation contains estimates of Contingent Resources. Contingent Resources are not, and should not be confused with, oil and gas reserves. Estimates of InterOil’s Contingent Resources in this presentation are based upon the independent evaluation by GLJ of Contingent Resources for the Elk-Antelope fields as of November 30, 2016 (the “Updated GLJ Certification”), a summary of which is attached as Schedule M to the Information Circular, and the independent evaluation by GLJ of Contingent Resources for the Elk-Antelope and Triceratops fields as of December 31, 2015 (“GLJ Elk-Antelope and Triceratops Report”), each of which have been prepared in accordance with the Canadian Oil and Gas Evaluation Handbook. All of InterOil’s Contingent Resources have been classified as conventional natural gas and natural gas liquids.

All of InterOil’s Contingent Resources have been classified as conventional natural gas and natural gas liquids. Contingent Resources, as defined in the Canadian Oil and Gas Evaluation Handbook, are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. There is no certainty that these Contingent Resources will be commercially viable to produce any portion of the resources and it should be noted that it is not certain that all fields / accumulations set out herein will progress to reserves. Criteria other than economics may require that InterOil’s Contingent Resources be classified as Contingent Resources rather than reserves. Contingencies affecting the classification as reserves versus Contingent Resources relate to the following issues as detailed in the Canadian Oil and Gas Evaluation Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements.

The following classification of Contingent Resources are used in this presentation:

Low Estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. ? Best Estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. ? High Estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The estimates of Contingent Resources provided in this presentation are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered. Actual Contingent Resources may be greater than or less than the estimates provided in this in this presentation and the differences may be material.

For a discussion of the Contingent Resources project evaluation scenario, economics status and maturity subclass as well as the change, timing and development of Contingent Resources evaluated pursuant to the GLJ Elk-Antelope and Triceratops Report and the RISC Raptor and Bobcat Report, see Schedule A to InterOil’s Annual Information Form for the year ended December 31, 2015 which is available on www.interoil.com or from the SEC at www.sec.gov or on SEDAR at www.sedar.com. For additional information on InterOil’s interest in the Elk-Antelope Fields and the contingent resources covered by InterOil’s petroleum prospecting and retention licences, see the Information Circular.

The accuracy of resource estimates is in part a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more appraisal wells, detailed design estimates and near-term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional appraisal wells or seismic determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and/or well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional appraisal wells or seismic determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and/or well data.

Transaction update

On September 21, 2016, over 80% of the votes cast by Securityholders at a special meeting of the Securityholders were cast in favour of a proposed arrangement (the “Original Arrangement”) between InterOil and ExxonMobil (or over 90% if the Common Shares believed to be held by Mr. Phil Mulacek and his associates are excluded) On October 7, 2016, the Supreme Court of Yukon (“the Supreme Court”) rendered its decision and approved the Original Arrangement

Mr. Mulacek appealed the decision to the Court of Appeal of Yukon (the “Court of Appeal” and, together with the Supreme Court, the “Yukon Courts”)

On November 4, 2016, the Court of Appeal overturned the decision of the Supreme Court to approve the Original Arrangement

As a result of the decision of the Court of Appeal, the Board of the Directors of InterOil (the “Board”) resolved to reconvene the independent transaction committee of the Board (the “Transaction Committee”) to, among other things, consider the decisions of the Yukon Courts and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company) and, if deemed advisable, to engage independent financial and legal advisors Following careful consideration of the decisions of the Yukon Courts, InterOil has taken a significant number of steps to address the findings raised by those decisions, including:

Finding

Fairness Opinion was rendered by an advisor whose compensation was contingent on the completion of the transaction

Fairness opinion did not provide advice on the value of the CRP or the impact of the cap on the CRP

Fairness Opinion did not expressly address the value of the Elk-Antelope Fields

Steps taken by InterOil to address finding

The Transaction Committee engaged BMO as an independent financial advisor on a fixed-fee basis and the Transaction Committee and the Board received the BMO Fairness Opinion

The Information Circular and BMO Fairness Opinion contain additional detailed disclosure regarding the CRP and the impact of the cap on the CRP; and InterOil obtained an updated independent resource evaluation of the Elk-Antelope Fields effective November 30, 2016 to ensure the best estimate of the Contingent Resources in the Elk-Antelope Fields was available

The Information Circular and BMO Fairness Opinion contain additional detailed disclosure regarding the value of the Elk-Antelope Fields; and The Transaction Committee and the Board considered the risks and uncertainties associated with developing its assets on a standalone basis

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil.

Transaction update (cont’d)

Finding

The Transaction Committee may not be independent of management; and that the Chief Executive Officer of InterOil may be in a position of conflict due to his entitlement to receive certain payments on a change of control

Steps taken by InterOil to address finding

The Transaction Committee:

was reconvened and provided with a robust and active mandate; is comprised of members who are independent within the meaning of all applicable securities laws; engaged independent legal counsel; engaged BMO as an independent financial advisor on a fixed-fee basis; and met formally a total of 13 times following the decision of the Court of Appeal and prior to the announcement of the new transaction with ExxonMobil, and made a formal recommendation to the Board

All decisions and deliberations of the Transaction Committee were conducted during in-camera sessions attended only by the Transaction Committee members and their independent legal counsel

As a result of the Transaction Committee’s review process and based upon, among other things, the unanimous recommendation of the Transaction Committee, the Board unanimously resolved to enter into the amended and restated Arrangement Agreement which, among other things, provides for an increased cap of 11 tcfe on the CRP portion of the consideration

In order to proceed with the Arrangement, InterOil is holding a Meeting to seek approval of the Arrangement from Securityholders

InterOil has set January 10, 2017 as the record date (the “Record Date”) for the determination of the Securityholders entitled to receive notice of and to vote at the Meeting, which has been scheduled for February 14, 2017

In the event the Arrangement becomes effective, any InterOil Shareholder (a “Shareholder”) who dissents in respect of the Arrangement Resolution (each a “Dissenting Shareholder”) is entitled to be paid fair value of such Dissenting shareholder’s common shares, provided that such Dissenting Shareholder has sent a written objection to the Arrangement Resolution to InterOil not later than 4:00 p.m. (Eastern Time) on February 10, 2017

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil.

BMO retained to provide Independent Fairness Opinion

InterOil

- BMO was retained to act as financial advisor to the Transaction Committee of the Board of Directors, in which capacity BMO was asked to prepare and deliver to the Transaction Committee and the Board its written opinion as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders
- **The BMO Fairness Opinion concluded that**, based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, **the consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders**

Summary of financial analysis (selected excerpts) – figures shown in US$ per share

	PRL 15 2C Resource Certification Scenario	
Analysis of Consideration	**7.1 Tcfe Case**	**8.5 Tcfe Case**
Implied Per Share Consideration Reference Range (NPV)	$50.99	$60.44
	PRL 15 2C Resource Certification Scenario	
Discounted Cash Flow Analysis	**7.1 Tcfe Case**	**8.5 Tcfe Case**
Discounted Cash Flow Reference Ranges		
15% Cost of Equity and 12% Weighted Average Cost of Capital	$32.83	$45.20
17% Cost of Equity and 12% Weighted Average Cost of Capital	$27.66	$39.35
Precedent Transaction Analysis		
Unadjusted EV / 2C Resource Reference Ranges		
$0.55 per Mcfe	$41.97	$56.85
$0.90 per Mcfe	$55.75	$73.38
Market Adjusted EV / 2C Resource Reference Ranges		
$0.15 per Mcfe	$26.23	$37.96
$0.40 per Mcfe	$36.07	$49.77
Price / Net Asset Value Reference Ranges		
0.80x NAV	$20.14	$32.74
0.90x NAV	$22.65	$36.83

Source: InterOil Management Information Circular (January 13, 2017), The Arrangement (BMO Fairness Opinion).

Note: The information on this slide is qualified in its entirety by reference to the full text of the BMO Fairness Opinion, dated as of December 14, 2016, which sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to. The BMO Fairness Opinion is attached to the Information Circular as Schedule E. The preparation of the BMO Fairness Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The analyses set forth above must be considered in the context of, and read together with, the BMO Fairness Opinion as a whole. Selecting portions of the analyses or other factors set forth in the BMO Fairness Opinion, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the BMO Fairness Opinion. The BMO Fairness Opinion should be read in its entirety.

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Additional detail regarding the CRP and the impact of the cap

The table below compares, at a range of illustrative resource levels, the amounts that Shareholders and RSU Holders would receive pursuant to the CRP Payout against the payments that would be paid to InterOil pursuant to the Interim Resource Certification if the Arrangement is not consummated If the Arrangement is not consummated and InterOil receives payments from Total S.A., the amounts of such payments must first be used to repay InterOil’s credit facility The balance of any funds would then largely be used to satisfy InterOil’s ongoing license commitment costs and development costs (which InterOil estimates to be in excess of $3.8 billion over several years) As a result, it is not anticipated that any amounts from the Interim Resource Certification would be paid directly to Shareholders in the form of a dividend at this time

12.0 tcfe (US$ millions unless otherwise stated) 5.0 tcfe 6.0 tcfe 7.0 tcfe 8.0 tcfe 9.0 tcfe 10.0 tcfe 11.0 tcfe or greater Payments from Total S.A.(1)

Net Interim Resource Certification Payment

(2) – $179 $540 $941 $1,342 $1,744 $2,145 $2,546 payable by Total S.A.

CRP Payout(3)

Base Consideration of $45

(4) $2,299 $2,299 $2,588 $2,949 $3,310 $3,671 $4,032 $4,032 plus Total CRP Payout Total CRP Payout – – $289 $650 $1,011 $1,372 $1,734 $1,734

CRP Payout per Common Share (4) – – $5.66 $12.73 $19.80 $26.87 $33.94 $33.94 (US$ per share)

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil.

(1) The payments that may become due to InterOil pursuant to the Interim Resource Certification are based upon the average of two “2C” resource certifications, with each such certification performed by an independent certifier. (2) The Net Interim Resource Certification payments indicated are net of appraisal carry costs associated with the Total Sale Agreement.

(3) The total CRP Payout is capped at approximately US$1.73 billion (based on a cap of 11 tcfe of PRL 15 2C Resources).

(4) The aggregate base consideration of US$45 in shares of ExxonMobil common stock and the calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective.

InterOil obtained a new independent resource assessment of the Elk-Antelope Fields

InterOil

Independent Certifier	Date of Certification	Unit[2]	Recoverable Raw Gas[1] 1C	2C	3C
GLJ	November 30, 2016	tcfe	6.83	7.80	8.95
GLJ	December 31, 2015	tcfe	7.68	10.18	12.30
GLJ	December 31, 2014	tcfe	7.50	9.88	11.79

- ☐ The primary contributor to the changes in GLJ's estimates from December 31, 2015 to November 30, 2016 were due to the results of Antelope-6
  - GLJ's predrill prognosis for top reservoir in respect of the Antelope-6 well was 1,848 meters True Vertical Depth Subsea (TVDSS), while the actual top was 2,076 meters TVDSS (228 meters lower than the GLJ pre-drill prognosis)
  - This impacted the volume in GLJ's estimate of the eastern flank of the field
- ☐ Secondary contributors were:
  - The position of the western fault position where the revised GLJ interpretation moved the fault position 300 meters to the east (on the line through Antelope-5 and Antelope-7) based on 2016 reprocessed seismic
  - Updates to their interpretation of the results of Antelope-4

☐ In the professional judgment of GLJ, based on information available at the effective date of the GLJ November 30, 2016 Certification **there was a less than 1% probability that the volume of contingent resources in the Elk-Antelope Fields would equal or exceed 11 tcfe**

Source: InterOil Management Information Circular (January 13, 2017), Information Relating to InterOil (Elk-Antelope Fields – Prior Contingent Resource Certifications).

Note: The resource certifications do not take the results of the Antelope-7 appraisal well into account. The impact of the Antelope-7 appraisal well (and related tests) on volume assessments will differ depending on the assessor and their interpretation of the volume uncertainty on the western flank of the Antelope Field, which Antelope-7 is designed to address. The actual results of the Antelope-7 appraisal well (and related tests) could impact the Interim Resource Certification, potentially in a positive or negative manner.

(1) "Recoverable Raw Gas" volume is the recoverable hydrocarbon gas plus inert gases and condensate. The basis of each of the certifications set out in the table may not be identical, through the use of different methodologies (probabilistic or deterministic), cutoffs and other assumptions underlying the evaluations of each of the certifiers.

(2) Note that the gas volumes quoted in this table are measured as Contingent Raw Gas volumes in tcf, which differs from 2C Hydrocarbon Gas and 2C Condensate used for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). Using the conversion factors in the Total Sale Agreement, the volumes have been converted from tcf to tcfe.

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Summary of InterOil's Arrangement Agreement with ExxonMobil

InterOil

Offer price and consideration	☐ ExxonMobil to acquire InterOil in a transaction worth more than US$2.6 billion[(1)] ☐ InterOil shareholders to receive US$45.00 in ExxonMobil common stock and a Contingent Resource Payment (CRP) for each InterOil share they hold ☐ Number of ExxonMobil shares to be determined by ExxonMobil's 10 day volume-weighted average price (VWAP) ending on (and including) the second trading day immediately prior to the effective date of the transaction
Contingent Resource Payment (CRP)	☐ CRP will deliver an additional cash payout of ~US$7.07 per share for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe ☐ Payout triggered on interim resource certification (interim resource certification expected to be completed mid 2017)
ExxonMobil dividend	☐ InterOil shareholders receive ExxonMobil stock with current 3.2% dividend yield and 34 consecutive years of dividend growth
Unanimous recommendation	☐ InterOil Transaction Committee unanimously recommended the InterOil Board approve and recommend the transaction to shareholders ☐ InterOil Board unanimously recommends that InterOil shareholders vote to approve the transaction
Targeted closing	☐ February 2017, subject to court approval
Roadmap to completion	☐ InterOil shareholder approval (66 2/3% of all votes cast and simple majority of votes cast, excluding those by the Chief Executive Officer) ☐ Court approval and customary closing conditions
Structure	☐ Structured as a Plan of Arrangement under Business Corporations Act (Yukon)

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil; Summary of the Arrangement.
(1) Enterprise value based on consideration of US$45.00 per share, 51,082,771 fully diluted shares estimated at closing and net debt of US$271 million as of September 30, 2016.

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Delivering compelling value for InterOil shareholders

InterOil

1	**Significant premium to shareholders**	☐ InterOil shareholders to receive US$45.00 per share in ExxonMobil stock for each share held ☐ Share consideration delivers a significant premium to the closing price on May 19, 2016:[(1)] – 42.2% without giving effect to the potential value of the CRP (or if the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe);[(2)] – 62.3% if the volume of the PRL 15 2C Resources is 7.1 tcfe;[(2)] and – 93.6% if the volume of the PRL 15 2C Resources is 8.5 tcfe[(2)]
2	**Participation in future potential of the Elk-Antelope Fields**	☐ CRP delivers a cash payout of ~US$7.07 per share for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe ☐ Up to ~US$33.94 per share of upside in PRL 15 resource volumes through the CRP[(2)] ☐ Payout triggered on interim resource certification (interim resource certification expected to be completed mid 2017)
3	**Exposure to future value**	☐ Ownership in world's preeminent energy company, listed on the NYSE ☐ Benefit from ExxonMobil's high quality, diverse asset base ☐ Access to reliable cash flow and dividend stream

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil; The Arrangement (Reasons for the Recommendation).

(1) Based on InterOil's closing price of US$31.65 per share as of May 19, 2016.

(2) Based on ~US$7.07 per InterOil share for each incremental tcfe above 6.2 tcfe, to a maximum of 11.0 tcfe.

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Material and immediate premium to securityholders

12.0 tcfe (US$ per share) 6.2 tcfe 7.0 tcfe 8.0 tcfe 9.0 tcfe 10.0 tcfe 11.0 tcfe or greater

Share consideration $45.00 $45.00 $45.00 $45.00 $45.00 $45.00 $45.00

(1) ~US$7.07 per

CRP—potential value – $5.66 $12.73 $19.80 $26.87 $33.94 $33.94 InterOil share for each incremental tcfe

Aggregate consideration $45.00 $50.66 $57.73 $64.80 $71.87 $78.94 $78.94 above 6.2 tcfe,

to a maximum of 11.0 tcfe

Premia:

Premium to last close(2) 42% 60% 82% 105% 127% 149% 149% Premium to 1-month VWAP(3) 41% 59% 81% 103% 125% 148% 148% Premium to 3-month VWAP(4) 48% 67% 90% 113% 137% 160% 160%

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil.

(1) Represents potential future payout at given certified resource level; not discounted to present value. (3) Based on InterOil’s 1-month VWAP up to and including May 19, 2016 of US$31.88 per share. (2) Based on InterOil’s closing price of US$31.65 per share as of May 19, 2016. (4) Based on InterOil’s 3-month VWAP up to and including May 19, 2016 of US$30.37 per share.

Transaction timeline

- ☐ Plan of Arrangement under Business Corporations Act (Yukon); requires approval of 66 2/3% of voting shareholders and court approval
- ☐ Information Circular mailed to shareholders on January 16, 2017
- ☐ Special Meeting for shareholder vote scheduled for February 14, 2017
- ☐ Transaction close expected to occur within one week of the vote, subject to court approvals



Early January
Record date for InterOil shareholder vote
Mid January
Interim court hearing
Late February
Final court hearing
2017
January
February
2Q 2017
Mid January
InterOil shareholders receive Information Circular
Mid February
InterOil shareholder meeting (66 2/3% of votes cast threshold)
Late February
InterOil shareholders receive ExxonMobil shares and CRP consideration paid into escrow
2Q17
Anticipated completion of the Elk-Antelope 2C resource certification process.
InterOil shareholders receive CRP out of escrow and pro-rata share of accrued interest

Source: InterOil Management Information Circular (January 13, 2017), Summary of the Arrangement.

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A vote for the proposed transaction is a vote “FOR”

A material and immediate premium to InterOil’s share price

A CRP that provides a direct cash payout to shareholders based on the value upside from Elk-Antelope resource certification

Exposure to future value via ownership in ExxonMobil’s high quality, diverse asset base and reliable dividend stream

Source: InterOil Management Information Circular (January 13, 2017), Letter from Chairman of the Board of InterOil; The Arrangement (Reasons for the Recommendation).

Proxy Information

To Be Counted

All proxies must be received by 12:00PM EST on February 10, 2017

Vote Online

www.proxyvote.com

Vote by Phone

US 1-800-454-8683 Canada 1-800-474-7493

For assistance

David Wu, Senior Vice President, Investor Relations, InterOil Corporation U.S. (212) 653-9778 | david.wu@interoil.com

Mackenzie Partners, Inc.

U.S. (800) 322-2885 | International +1 (212) 929-5500 | iocproxy@mackenziepartners.com

Additional information

http://www.interoil.com/exxonmobil-transaction/

Thank You

For more information, please contact:

david.wu@interoil.com

Senior Vice President, Investor Relations